LPBP INC.
(the “Company”)

Special Meeting of Shareholders
Held November 24, 2006

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Special Meeting of Shareholders of the Company held on November 24, 2006 were as follows:

Brief Description of Matters Voted Upon	Outcome of Vote
1

Special resolution of the holders of the Class A Common Shares (the text of which is set out in Appendix B to the Management Information Circular dated October 27, 2006 (the “Circular”)) to authorize the consent by the Company to the sale by MDS Laboratory Services, L.P. (the “Labs Services LP”) of substantially all of its assets under the terms of an asset purchase agreement dated October 4, 2006 between MDS Inc. and Borealis Infrastructure Management Inc. (the “Partnership Sale”) and to authorize the Company to consent to certain amendments to the partnership agreement governing the Labs Services LP incidental to such transaction or otherwise considered desirable by the general partner of the Labs Services LP, all as more particularly described in the Circular.
Class A Common Shares 99.8% in favour
2

Special resolution of the holders of the Class A Common Shares and the Class B Non-Voting Shares (the text of which is set out in Appendix C to the Circular), each voting separately as a class, to approve an amendment to the Corporate Objects (which form part of the Articles of Arrangement of the Company) to provide the Company with the authority to consent to the sale, transfer or other disposition of all or any part of the assets of the Labs Services LP and/or Hemosol LP, including the Partnership Sale., in accordance with the terms of a sale, transfer or other disposition approved by the Board of Directors of the Company and to confirm that the Board of Directors of the Company may approve the dissolution of the Labs Services LP and/or Hemosol LP, all as more particularly described in the Circular.
Class A Common Shares 99.8% in favour Class B Non-Voting Shares 100% in favour
3

Special resolution of the holders of the Class A Common Shares and the Class B Non-Voting Shares (the text of which is set out in Appendix D to the Circular), each voting separately as a class, to authorize:

(a)    the reduction of the stated capital attributable to the Class A Common Shares for purposes of a distribution to the holders of the Class A Common Shares by an amount equal to the lesser of: (i) the total stated capital of the Class A Common Shares; and (ii) the aggregate amount of the initial distribution on the Class A Common Shares, as determined by the Board of Directors of the Company in its sole discretion, from the net proceeds received by the Company from the Labs Services LP in respect of the Partnership Sale; and

(b)    if the Board of Directors of the Company so elects, in its sole discretion, the concurrent reduction of the stated capital attributable to the Class B Non-Voting Shares for purposes of a distribution to the holders of the Class B Non-Voting Shares by an amount equal to the lesser of: (i) the total stated capital of the Class B Non-Voting Shares; and (ii) the aggregate amount of the relevant distribution on the Class B Non-Voting Shares, as determined by the Board of Directors of the Company in its sole discretion, from the net proceeds received by the Company from the Labs Services LP in respect of the Partnership Sale.
Class A Common Shares 99.8% in favour Class B Non-Voting Shares 100% in favour

LPBP INC.
By:	/s/ Michael McTeague
Name: Michael McTeague Title: Secretary